Filed by AXIS Capital Holdings Limited

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: PartnerRe Ltd.

Commission File No.: 001-14536

MERGER ANNOUNCEMENT Q&A

We understand that, in light of the recent merger announcement, many of you will have questions and concerns. In anticipation of this, we have compiled a list of potential questions along with accompanying answers. This list is by no means exhaustive and we do encourage you to speak with your manager if you have additional questions. We hope to provide you with more details on the integration process at the Town Hall meeting currently scheduled for February 17, 2015.

1.	Who will manage the new company?

•	Current AXIS CEO Albert A. Benchimol will serve as CEO of the combined company and will also serve as a member of the Board of Directors.

•	Given the similar disciplined underwriting cultures of both organizations, the combined entity will draw on the talented group of leaders from both companies. A number of senior positions have been identified. Emmanuel Clarke will be CEO, Reinsurance, Peter Wilson will be CEO, Insurance, Chris DiSipio will be CEO, Life, Accident and Health, and John (Jay) Nichols will be responsible for Strategic Business Development and Capital Solutions. Joseph Henry will be CFO and Bill Babcock will be Deputy CFO and Lead integration Officer. Mr. Babcock will assume the role of CFO upon Mr. Henry’s retirement in July 2016.

•	Because of the strong familiarity between the two management teams and similar cultures, we are confident this combination will have very manageable integration risks.

2.	When do you expect to close the deal?

•	We expect the transaction will close during the third quarter of 2015.

3.	How should business be conducted in the period from now until the deal closes?

•	It is business as usual for now. We continue to focus on fulfilling our strategic imperatives and we are continuing with important work already underway – no changes in the short-term.

•	Our goal remains to attract and retain the best talent in the industry and the best talent from both AXIS and PartnerRe Ltd. – to serve our clients as effectively as possible.

•	Managers will be provided with a client letter template to be used as a guide should you need one.

4.	How will integration of the two companies be handled?

•	Current AXIS CEO Albert A. Benchimol will serve as CEO of the combined company and will also serve as a member of the Board of Directors.

•	The combined organization will draw on the talented group of leaders from both companies.

•	In addition, an integration team will be formed with representatives from both companies. Bill Babcock, current CFO of PartnerRe Ltd., will lead this team.

5.	Will there be a change in strategy as a result of the transaction? Will the combined company continue in the same lines of business?

•	The strategic benefits are many, but we believe scale, breadth of offerings and capital efficiency are all important factors in generating value for clients, brokers, shareholders and employees.

•	We are confident that with the best talent the two companies will contribute to this combination, and the enhancements to the scale and global presence of the two organizations, we will be able to offer a broader range of products, services and capacity to our insurance and reinsurance clients across the globe.

•	PartnerRe Ltd. is highly complementary and immediately deepens our capabilities in many areas that we have identified as core areas of growth and investment, and has several highly attractive specialty reinsurance lines such as agriculture, credit/surety, etc.

•	We will leverage the best of both organizations to solidify and enhance our competitive positioning and drive significant value across the board.

6.	Could you speak to management transition and segment structure?

•	The combined company will have three very strong and very well positioned businesses - the world’s fifth-largest P&C reinsurer, with $7 Billion of gross premiums, a highly respected international specialty insurance company, with gross premiums written of $2.5 Billion, and a rapidly growing Life, Accident & Health business, with annual gross written premiums of $1.5 Billion.

•	The combined organization will draw on the talented group of leaders from both companies.

•	The combined company’s management team includes a selection of executives from each company. Given the similar disciplined underwriting cultures of both organizations, the combined entity will draw on the talented group of leaders from both companies. A number of senior positions have been identified. Emmanuel Clarke will be CEO, Reinsurance, Peter Wilson will be CEO, Insurance, Chris DiSipio will be CEO, Life, Accident and Health, and John (Jay) Nichols will be responsible for Strategic Business Development and Capital Solutions. Joseph Henry will be CFO and Bill Babcock will be Deputy CFO and Lead integration Officer. Mr. Babcock will assume the role of CFO upon Mr. Henry’s retirement in July 2016.

7.	Can I interact with my counterpart at PARTNERRE LTD.?

•	In general, you are not permitted to interact with any PartnerRe Ltd. employees regarding the transaction or any related matter until the transaction closes. Instructions for coordination between the two companies will be handled by the integration team and communicated to employees in due course. Ordinary course business communications, unrelated to the transaction, are allowed. If you have further questions, please feel free to contact your manager.

8.	How would you look to maintain (or to change) our firm’s culture as part of the merger process?

•	Upon closing, we anticipate a smooth integration of these two companies, especially given the management teams’ familiarity and understanding of each other’s respective businesses.

•	Bill Babcock will lead the integration team for the transaction which will include co-leaders from the two companies across a number of functional areas.

•	High level integration planning was initiated during the due diligence meetings between the managements of the respective companies. More granular Integration planning will begin shortly and a thorough process will be carried out by both management teams. This will ensure as smooth a transition as possible upon completion of the transaction.

•	The two cultures complement each other – globally focused and driven by excellent underwriting.

9.	Will benefits change as a result of this transaction?

•	It is very early on in the process and premature to discuss specifics like those.

•	However, we can assure you that we are committed to maintaining the same type of high quality benefits and policies that you would expect in a premier organization.

•	We will communicate more to you about the integration plan after a definitive agreement is signed.

10.	Do you expect to combine any PARTNERRE LTD. or AXIS locations?

•	We will conduct a thorough review of our facilities as part of the integration planning process and will communicate any changes involving location when appropriate.

11.	Do you expect there will be redundancies?

•	In any transaction such as this, there will be certain redundancies.

•	We will work as quickly as we can to develop plans and update you on a regular basis.

•	We will work with PartnerRe Ltd. to determine and communicate those impacts and will be fair and supportive as we implement those decisions.

•	Our goal remains attracting and retaining the best talent in the industry and the best talent from both AXIS and PartnerRe Ltd.

•	One of the most exciting aspects of this merger is the ability to create a superior organization from the great talent residing in both companies.

12.	Will there be any layoffs as a result of this transaction? If so, when will we know if our job will be eliminated?

•	It is very early on in the process but yes, we do expect that redundancies will lead to some employee reductions.

•	We recognize that this is a concern for the staffs of both companies, and we will work as diligently and quickly as we can to develop plans and update you on a regular basis.

•	We feel strongly that it is important to treat any affected employee with the utmost respect.

•	As a larger, globally diversified company, there will also be increased career opportunities for many.

•	We will communicate more to you about the integration plan in due course.

13.	Will you be providing retention packages for any employees?

•	We are not planning to issue across the board retention packages for all employees. However, for certain areas where the risk of overlap is greatest, we may consider retention packages in due course.

14.	When can I expect to hear more about integration decisions?

•	We will work diligently to complete our integration planning and communicate our plans to our staff in due course.

•	We understand that this period of uncertainty may be of concern to some of our staff, and we will work as quickly as possible to communicate our findings with you.

15.	Is there a name for the new company?

As part of our integration we will undertake a branding process that will identify a new name and visual identity for the new organization.

16.	When can we expect more information?

•	We are committed to continuous and open conversation on this important news.

•	The Knowledge Network will have a dedicated section for updates and there will be a special mailbox for employees to ask questions.

•	The Town Hall meeting already scheduled for February 17th will also be an opportunity for updates and Q&A.

Important Information For Investors And Stockholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between PartnerRe Ltd. (“PartnerRe”) and AXIS Capital Holdings Limited (“AXIS”). In connection with this proposed business combination, PartnerRe and/or AXIS may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document PartnerRe and/or AXIS may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF PARTNERRE AND AXIS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE

BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of PartnerRe and/or AXIS, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by PartnerRe and/or AXIS through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PartnerRe will be available free of charge on PartnerRe’s internet website at http://www.partnerre.com or by contacting PartnerRe’s Investor Relations Director by email at robin.sidders@partnerre.com or by phone at 1-441-294-5216. Copies of the documents filed with the SEC by AXIS will be available free of charge on AXIS’ internet website at http://www.axiscapital.com or by contacting AXIS’ Investor Relations Contact by email at linda.ventresca@axiscapital.com or by phone at 1-441-405-2727.

Participants in Solicitation

PartnerRe, AXIS, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of PartnerRe is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 27, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 1, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 which was filed with the SEC on October 31, 2014 and its Current Reports on Form 8-K, which were filed with the SEC on March 27, 2014 and May 16, 2014. Information about the directors and executive officers of AXIS is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 which was filed with the SEC on October 31, 2014 and its Current Report on Form 8-K, which was filed with the SEC on August 7, 2014, June 26, 2014, March 27, 2014 and February 26, 2014.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between PartnerRe and AXIS are “forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to risks, uncertainties and assumptions about PartnerRe and AXIS, may include projections of their respective future financial performance, their respective anticipated growth strategies and anticipated trends in their respective businesses. These statements are only predictions based on current expectations and projections about future events. There are important factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including the risk factors set forth in PartnerRe’s and AXIS’ most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•	failure to obtain the approval of shareholders of PartnerRe or AXIS in connection with the proposed transaction;

•	the failure to consummate or delay in consummating the proposed transaction for other reasons;

•	the timing to consummate the proposed transaction;

•	the risk that a condition to closing of the proposed transaction may not be satisfied;

•	the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	AXIS’ or PartnerRe’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•	The ability of either PartnerRe or AXIS to effectively integrate their businesses; and

•	the diversion of management time on transaction-related issues.

PartnerRe’s forward-looking statements are based on assumptions that PartnerRe believes to be reasonable but that may not prove to be accurate. AXIS’ forward-looking statements are based on assumptions that AXIS believes to be reasonable but that may not prove to be accurate. Neither PartnerRe nor AXIS can guarantee future results, level of activity, performance or achievements. Moreover, neither PartnerRe nor AXIS assumes responsibility for the accuracy and completeness of any of these forward-looking statements. PartnerRe and AXIS assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.